                                9,166,000 SHARES

                                     [LOGO]
                                 AUTOZONE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

    Of the 9,166,000 shares of Common Stock offered, 7,332,800 shares are being offered hereby in the United States and 1,833,200 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    All of the shares of Common Stock offered are being sold by Selling Stockholders of the Company. The Selling
Stockholders consist of certain KKR Partnerships that are limited partnerships affiliated with Kohlberg Kravis Roberts & Co., L.P. and J.R. Hyde, III, a director of the Company. After the offerings, the KKR Partnerships will not own any shares of Common Stock, and Mr. Hyde and KKR Associates will own approximately 6.8% and 7.8%, respectively, of the outstanding shares of Common Stock (assuming exercise in full of the over-allotment options). See "The Company" and "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.

    The last reported sales price of the Common Stock, which is listed under the symbol "AZO", on the New York Stock Exchange on November 20, 1997 was $28 7/8 per share. See "Price Range of Common Stock".

                             ---------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
 AND   EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  NOR  HAS
   THE  SECURITIES   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES
    COMMISSION  PASSED  UPON THE  ACCURACY OR  ADEQUACY OF  THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                                     INITIAL PUBLIC            UNDERWRITING        PROCEEDS TO SELLING
                                                     OFFERING PRICE            DISCOUNT(1)           STOCKHOLDERS(2)
                                                  ---------------------  ------------------------  -------------------
Per Share.......................................         $28.50                   $1.00                  $27.50
Total(3)........................................      $261,231,000              $9,166,000            $252,065,000

-------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $400,000 payable by the Selling Stockholders.

(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 800,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters an option for 30 days to purchase up to an additional 200,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Stockholders will be $289,731,000, $10,166,000 and $279,565,000, respectively. See "Underwriting".

                             ---------------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about November 26, 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

            LEHMAN BROTHERS

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                      FURMAN SELZ

                                                  MORGAN STANLEY DEAN WITTER

                             ---------------------

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 1997.

                                     [LOGO]

The following map identifies the locations of the Company's 1,728 stores in 32 states at August 30, 1997:

[For EDGAR filing: Map is  shown illustrating  the  locations of  the  Company's
                   1,298 stores in 27 states at May 4, 1996, as follows:

Alabama..........         69
Arizona..........         51
Arkansas.........         35
Colorado.........         21
Florida..........         49
Georgia..........         83
Illinois.........         37
Indiana..........         60
Kansas...........          6
Kentucky.........         35
Louisiana........         65
Michigan.........          9
Mississippi......         54
Missouri.........         50
New Mexico.......         22
North Carolina...         69
Ohio.............        120
Oklahoma.........         51
Pennsylvania.....          1
South Carolina...         40
Tennessee........         96
Texas............        228
Utah.............         15
Virginia.........         19
West Virginia....         11
Wisconsin........          1
Wyoming..........          1
                   ---------
    Total........      1,298
                   ---------
                   ---------

In addition, the map identifies the locations of the Company's 7 distribution centers in Georgia, Tennessee, Illinois, Louisiana, Texas, Arizona and Ohio.]

                              -------------------

CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    AutoZone, Inc. ("AutoZone" or the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding AutoZone and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    AutoZone is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statement and other information filed by AutoZone with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, AutoZone's Common Stock is listed on the New York Stock Exchange and similar information concerning AutoZone can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") are also publicly available through the Commission's World Wide Web site (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The documents listed below have been filed by the Company with the Commission and are incorporated by reference herein:

        a. Annual Report on Form 10-K for the fiscal year ended August 30, 1997 (the "1997 Form 10-K").

        b.  Proxy Statement dated October 29, 1997 (the "1997 Proxy Statement").

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request and may be obtained from the Commission's World Wide Web site (http://www.sec.gov). Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person upon written or oral request. Requests should be directed to AutoZone, Inc., Attention: Investor Relations, 123 South Front Street, Memphis, Tennessee 38103, telephone (901) 495-7185.

                                  THE COMPANY

    AutoZone is the nation's leading specialty retailer of automotive parts and accessories, focusing primarily on "Do-It-Yourself" ("D-I-Y") customers. The Company began operations in 1979 and, at August 30, 1997, operated 1,728 stores in 32 states, primarily located in the Sunbelt and Midwest regions of the United States. Each AutoZone store carries an extensive product line, including new and remanufactured automotive hard parts, such as alternators, starters, water pumps, brake shoes and pads, carburetors, clutches and engines; maintenance items, such as oil, antifreeze, transmission, brake and power steering fluids, engine additives, protectants and waxes; and accessories, such as car stereos and floor mats. The Company carries parts for domestic and foreign cars, vans and light trucks. The Company also has a commercial sales program which provides commercial credit and prompt delivery of parts and other products to local repair garages, dealers and service stations. This program was offered in 1,265 of the Company's stores at August 30, 1997. AutoZone does not perform automotive repairs or installations.

    AutoZone has experienced significant growth due to the opening of new stores and increases in comparable store sales. Net sales have increased from $1.2 billion in the Company's 1993 fiscal year to $2.7 billion in the 1997 fiscal year, and net income has increased from $86.9 million to $195.0 million during such period. In addition, the number of stores has increased from 678 at the beginning of the 1993 fiscal year to 1,728 at August 30, 1997, representing an increase in total store square footage from 4.0 million to 11.6 million square feet during such period. A major element of the Company's business strategy is continued store expansion, including the opening of stores in new market areas. AutoZone opened 305 net new stores during its 1997 fiscal year and intends to open 350 net new stores in its 1998 fiscal year and a substantial number of additional stores in succeeding fiscal years. See "Business-- Store Development and Expansion Strategy."

    AutoZone is dedicated to a marketing and merchandising strategy to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. The Company has implemented this strategy primarily through knowledgeable and motivated store personnel trained to emphasize prompt and courteous customer service, through an everyday low price policy and by maintaining an extensive product line with an emphasis on automotive hard parts. AutoZone's stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

    Approximately 6.8% of the Company's shares of Common Stock outstanding prior to the offerings is held by three limited partnerships (the "KKR Partnerships"), the general partner of each of which is KKR Associates, L.P. ("KKR Associates"), a New York limited partnership and an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), and approximately 8.1% is held by J.R. Hyde, III, a director of the Company (together with the KKR Partnerships, the "Selling Stockholders"). In addition, KKR Associates owns approximately 6.3% of the outstanding shares of Common Stock. After giving effect to the sale of shares of the Company's Common Stock by the Selling Stockholders in the offerings and assuming exercise in full of the over-allotment options, the KKR Partnerships will not own any shares of Common Stock, and Mr. Hyde and KKR Associates will own approximately 6.8% and 7.8%, respectively, of the outstanding shares of Common Stock. The term of two of the KKR Partnerships expired on December 31, 1996, in accordance with the terms of the limited partnership agreements pursuant to which they were organized (the "Limited Partnership Agreements"). The terminated KKR Partnerships continue to be in existence for a winding-up period after the termination date. See "Principal and Selling Stockholders."

    The Company's executive offices are located at 123 South Front Street, Memphis, Tennessee 38103, and its telephone number is (901) 495-6500.

    References in this Prospectus to "AutoZone" or the "Company" include the Company's direct and indirect wholly-owned subsidiaries, unless the context otherwise requires. See "Business-- Introduction."

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial and other operating information of AutoZone. The selected financial data for the five fiscal years during the period ended August 30, 1997 have been derived from the audited financial statements of AutoZone, which in the case of the three most recent fiscal years are incorporated by reference in the 1997 Form 10-K, which is incorporated by reference herein. The data provided below should be read in conjunction with the separate financial statements and notes thereto, incorporated by reference herein.

                                                     FISCAL YEAR ENDED AUGUST(1)
                                   ---------------------------------------------------------------
                                      1993         1994         1995         1996         1997
                                   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (53 WEEKS)   (52 WEEKS)
                                   ----------   -----------  -----------  -----------  -----------
                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA
                                                    AND SELECTED OPERATING DATA)
INCOME STATEMENT DATA:
Net sales........................   $1,216,793  $ 1,508,029  $ 1,808,131  $ 2,242,633  $ 2,691,440
Cost of sales, including
 warehouse and delivery
 expenses........................     731,971       886,068    1,057,033    1,307,638    1,559,296
Operating, selling, general and
 administrative expenses.........     344,060       431,219      523,440      666,061      810,793
                                   ----------   -----------  -----------  -----------  -----------
Operating profit.................     140,762       190,742      227,658      268,934      321,351
Interest income (expense)--net...       2,473         2,244          623       (1,969)      (8,843)
                                   ----------   -----------  -----------  -----------  -----------
Income before income taxes.......     143,235       192,986      228,281      266,965      312,508
Income taxes.....................      56,300        76,600       89,500       99,800      117,500
                                   ----------   -----------  -----------  -----------  -----------
Net income.......................   $  86,935   $   116,386  $   138,781  $   167,165  $   195,008
                                   ----------   -----------  -----------  -----------  -----------
                                   ----------   -----------  -----------  -----------  -----------
Net income per share.............   $    0.59   $      0.78  $      0.93  $      1.11  $      1.28
                                   ----------   -----------  -----------  -----------  -----------
                                   ----------   -----------  -----------  -----------  -----------
Average shares outstanding,
 including common stock
 equivalents.....................     147,608       148,726      149,302      151,238      152,535
                                   ----------   -----------  -----------  -----------  -----------
                                   ----------   -----------  -----------  -----------  -----------
SELECTED OPERATING DATA:
Number of stores (at fiscal year
 end)............................         783           933        1,143        1,423        1,728
Total store square footage (at
 fiscal year end) (000s)(2)......       4,839         5,949        7,480        9,437       11,611
Percentage increase in square
 footage(2)......................         20%           23%          26%          26%          23%
Average net sales per store
 (000s)(2).......................   $   1,666   $     1,758  $     1,742  $     1,702  $     1,691
Average net sales per store
 square foot(2)..................   $     274   $       280  $       269  $       258  $       253
Percentage increase in comparable
 store net sales(3)..............          9%            9%           6%           6%           8%
BALANCE SHEET DATA (AT FISCAL
 YEAR END):
Current assets...................   $ 378,467   $   424,402  $   447,822  $   613,097  $   778,802
Current liabilities..............     286,136       339,029      417,549      612,878      592,452
Working capital..................      92,331        85,373       30,273          219      186,350
Total assets.....................     696,547       882,102    1,111,778    1,498,397    1,884,017
Total debt.......................       4,458         4,252       13,503       94,400      198,400
Stockholders' equity.............     396,613       528,377      684,710      865,582    1,075,208

-------------
(1) The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August.

(2) Total store square footage is based on the Company's standard store formats including normal selling, office, stockroom and receiving space, but excluding excess space not utilized in a store's operations. Average net sales per store and average net sales per store square foot are based on the average of beginning and ending number of stores and store square footage and are not weighted to take into consideration the actual dates of store openings or expansions. For fiscal 1996, average net sales per store and average net sales per store square foot have been adjusted to exclude net sales for the fifty-third week.

(3) Comparable store net sales data is calculated based on the change in net sales of all stores opened as of the beginning of the preceding full fiscal year. Increases for fiscal 1996 and fiscal 1997 have been adjusted to exclude the effect of the fifty-third week in fiscal 1996.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is listed on the New York Stock Exchange under the symbol AZO. The following table sets forth the high and low closing sale prices for the Company's Common Stock for the calendar quarters indicated as reported by the New York Stock Exchange Composite Tape.

                                                                    HIGH        LOW
                                                                   -------    -------
1995
----------------------------------------------------------------
Third Quarter...................................................   $27 5/8    $25
Fourth Quarter..................................................    30 1/8     24 3/4

1996
----------------------------------------------------------------
First Quarter...................................................    34         24 1/8
Second Quarter..................................................    37 1/2     32 3/8
Third Quarter...................................................    34 1/2     27
Fourth Quarter..................................................    30 5/8     22 7/8

1997
----------------------------------------------------------------
First Quarter...................................................    26 1/8     20 1/8
Second Quarter..................................................    26         22 1/4
Third Quarter...................................................    31 5/8     23 3/4
Fourth Quarter (through November 20)............................    32 9/16    27 3/16

    The last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape as of a recent date is set forth on the cover page of this Prospectus.

                                DIVIDEND POLICY

    AutoZone has not declared or paid any cash dividends on its Common Stock since its incorporation in May 1986 and does not currently intend to declare or pay any dividends. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon AutoZone's results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

    The following table sets forth the capitalization of AutoZone at August 30, 1997 (in thousands):

Short-term debt............................................................  $   --
                                                                             ----------
                                                                             ----------
Long-term debt.............................................................  $  198,400
Stockholders' equity:
  Preferred Stock, par value $.01 per share; 1,000,000 shares authorized;
  no shares issued.........................................................      --
  Common Stock, par value $.01 per share; 200,000,000 shares authorized;
  151,313,000 shares outstanding(1)........................................       1,513
    Additional paid-in capital.............................................     249,853
    Retained earnings......................................................     823,842
                                                                             ----------
      Total stockholders' equity...........................................   1,075,208
                                                                             ----------
        Total capitalization...............................................  $1,273,608
                                                                             ----------
                                                                             ----------

------------
(1) Excludes 10,599,254 shares of Common Stock underlying stock options outstanding at August 30, 1997 at an average exercise price of $19.84 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Principal and Selling Stockholders."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table sets forth income statement data of AutoZone expressed as a percentage of net sales for the periods indicated:

                                                                      FISCAL YEAR ENDED
                                                         -------------------------------------------
                                                          AUGUST 26,     AUGUST 31,     AUGUST 30,
                                                             1995           1996           1997
                                                         -------------  -------------  -------------
Net sales..............................................        100.0%         100.0%         100.0%
Cost of sales, including warehouse and delivery
  expenses.............................................         58.5           58.3           58.0
                                                               -----          -----          -----
Gross profit...........................................         41.5           41.7           42.0
Operating, selling, general and administrative
  expenses.............................................         28.9           29.7           30.1
                                                               -----          -----          -----
Operating profit.......................................         12.6           12.0           11.9
Interest expense--net..................................           --            0.1            0.3
Income taxes...........................................          4.9            4.4            4.4
                                                               -----          -----          -----
Net income.............................................          7.7%           7.5%           7.2%
                                                               -----          -----          -----
                                                               -----          -----          -----

  FISCAL 1997 COMPARED TO FISCAL 1996

    Net sales for fiscal 1997 increased by $448.8 million, or 20.0%, over net sales for fiscal 1996. This increase was due to a comparable store net sales increase of 8%, (which was primarily due to sales growth in the Company's newer stores and the added sales of the Company's commercial program) and an increase in net sales of $313.1 million for stores opened since the beginning of fiscal 1996, offset by net sales for the 53rd week of fiscal 1996. At August 30, 1997, the Company had 1,728 stores in operation, a net increase of 305 stores, or approximately 23% in new store square footage for the year.

    Gross profit for fiscal 1997 was $1,132.1 million, or 42.0% of net sales, compared with $935.0 million, or 41.7% of net sales, for fiscal 1996. The increase in gross profit percentage was due primarily to improved leveraging of warehouse and delivery expenses.

    Operating, selling, general and administrative expenses for fiscal 1997 increased by $144.7 million over such expenses for fiscal 1996 and increased as a percentage of net sales from 29.7% to 30.1%. The increase in the expense ratio was primarily due to operating costs of ALLDATA and to costs of the Company's commercial program.

    Net interest expense for fiscal 1997 was $8.8 million compared with $2.0 million for fiscal 1996. The increase in interest expense was primarily due to higher levels of borrowings.

    AutoZone's effective income tax rate was 37.6% of pre-tax income for fiscal 1997 and 37.4% for fiscal 1996.

  FISCAL 1996 COMPARED TO FISCAL 1995

    Net sales for fiscal 1996 increased by $434.5 million, or 24.0%, over net sales for fiscal 1995. This increase was due to a comparable store net sales increase of 6% (which was primarily due to sales growth in the Company's newer stores and added sales of the Company's commercial program), an increase in net sales of $275.1 million for stores opened since the beginning of fiscal 1995 and net sales for the fifty-third week of fiscal 1996. At August 31, 1996, the Company had 1,423 stores in operation, a net increase of 280 stores, or approximately 26% in new store square footage for the year.

    Gross profit for fiscal 1996 was $935.0 million, or 41.7% of net sales, compared with $751.1 million, or 41.5% of net sales, for fiscal 1995. The increase in gross profit percentage was due primarily to improved leveraging of warehouse and delivery expenses, favorable results of store and distribution center inventories, and the added sales of higher margin ALLDATA products.

    Operating, selling, general and administrative expenses for fiscal 1996 increased by $142.6 million over such expenses for fiscal 1995 and increased as a percentage of net sales from 28.9% to 29.7%. The increase in the expense ratio was primarily due to acquisition and operating costs of ALLDATA and to costs of the Company's commercial program.

    Net interest expense for fiscal 1996 was $2.0 million compared with interest income of $0.6 million for fiscal 1995. The increase in interest expense was primarily due to higher levels of borrowings.

    AutoZone's effective income tax rate was 37.4% of pre-tax income for fiscal 1996 and 39.2% for fiscal 1995. The decrease in the tax rate was primarily due to a reduction in state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary capital requirements have been the funding of its continued new store expansion program, the increase in distribution centers and inventory requirements. The Company has opened 1,050 net new stores and constructed four new distribution centers from the beginning of fiscal 1993 to August 30, 1997. The Company has financed this growth through a combination of internally generated funds and, to a lesser degree, borrowings. Net cash provided by operating activities was $177.5 million in fiscal 1997, $174.2 million in fiscal 1996 and $180.1 million in fiscal 1995.

    Capital expenditures were $297.5 million in fiscal 1997, $288.2 million in fiscal 1996 and $258.1 million in fiscal 1995. The Company opened 305 net new stores in fiscal 1997. Construction commitments totaled approximately $52 million at August 30, 1997.

    The Company's new store development program requires significant working capital, principally for inventories. Historically, the Company has negotiated extended payment terms from suppliers, minimizing the working capital required by its expansion. The Company believes that it will be able to continue financing much of its inventory growth by favorable payment terms from suppliers, but there can be no assurance that the Company will be successful in obtaining such terms.

    The Company anticipates that it will rely primarily on internally generated funds to support a majority of its capital expenditures and working capital requirements; the balance of such requirements will be funded through borrowings. The Company has an unsecured revolving credit agreement with several banks providing for borrowings up to $275 million. At August 30, 1997, the Company had available borrowings under these agreements of $76.6 million.

    At August 30, 1997, the Company had outstanding stock options to purchase 10,599,254 shares of Common Stock. Assuming all such options become vested and are exercised, such options would result in proceeds of $210.3 million to the Company. Such proceeds constitute an additional source for liquidity and capital resources for the Company. For fiscal 1997, proceeds from sales of stock under stock option and employee stock purchase plans were $14.6 million, including related tax benefits.

INFLATION

    The Company does not believe its operations have been materially affected by inflation. The Company has been successful, in many cases, in mitigating the effects of merchandise cost increases principally due to economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

SEASONALITY AND QUARTERLY PERIODS

    The Company's business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August, in which average weekly per store sales historically have run about 20% to 30% higher than in the slowest months of December through February. The Company's business is also affected by weather conditions. Extremely hot or extremely cold weather tends to enhance sales by causing parts to fail and spurring sales of seasonal products. Mild or rainy weather tends to soften sales as parts' failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather.

    Each of the first three quarters of AutoZone's fiscal year consists of twelve weeks and the fourth quarter consists of sixteen weeks (seventeen weeks in fiscal 1996). Because the fourth quarter contains the seasonally high sales volume and consists of sixteen weeks (seventeen weeks in fiscal 1996) compared to twelve weeks for each of the first three quarters, the Company's fourth quarter represents a disproportionate share of the annual net sales and net income. For fiscal 1997 and 1996, the fourth quarter represented 35.2% and 37.0%, respectively, of annual net sales and 41.8% and 40.3%, respectively, of net income.

    The following table sets forth quarterly unaudited financial information for fiscal 1997 and 1996:

                                                                                                       SIXTEEN
                                                                   TWELVE WEEKS ENDED                WEEKS ENDED
                                                       -------------------------------------------  --------------
                                                        NOVEMBER 23,    FEBRUARY 15,     MAY 10,      AUGUST 30,
                                                            1996            1997          1997           1997
                                                       --------------  --------------  -----------  --------------
                                                                (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Net sales............................................   $    569,145    $    538,012   $   637,895   $    946,388
Gross profit.........................................        240,298         226,956       268,975        395,915
Operating profit.....................................         61,898          49,217        76,775        133,461
Income before income taxes...........................         60,725          47,107        74,103        130,573
Net income...........................................         37,975          29,407        46,103         81,523
Net income per share.................................           0.25            0.19          0.30           0.53

                                                                                                      SEVENTEEN
                                                                                                     WEEKS ENDED
                                                                                                    --------------
                                                        NOVEMBER 18,    FEBRUARY 10,     MAY 4,       AUGUST 31,
                                                            1995            1996          1996           1996
                                                       --------------  --------------  -----------  --------------
Net sales............................................   $    463,029    $    425,838   $   524,175   $    829,591
Gross profit.........................................        193,220         176,033       215,531        350,211
Operating profit.....................................         55,397          43,424        60,432        109,681
Income before income taxes...........................         55,397          43,424        59,705        108,439
Net income...........................................         34,797          27,324        37,605         67,439
Net income per share.................................           0.23            0.18          0.25           0.44

FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Prospectus are forward-looking statements. These statements discuss, among other things, expected growth, store development and expansion strategy, business strategies, future revenues and future performance. The forward-looking statements are subject to risks, uncertainties and assumptions including, but not limited to competitive pressures, demand for the Company's products, the market for auto parts, the economy in general, inflation, consumer debt levels and the weather. Actual results may materially differ from anticipated results described in these forward-looking statements.

                                    BUSINESS

INTRODUCTION

    AutoZone is the nation's leading specialty retailer of automotive parts and accessories, focusing primarily on D-I-Y customers. The Company began operations in 1979 and, at August 30, 1997, operated 1,728 stores in 32 states, primarily located in the Sunbelt and Midwest regions of the United States. Each AutoZone store carries an extensive product line, including new and remanufactured automotive hard parts, such as alternators, starters, water pumps, brake shoes and pads, carburetors, clutches and engines; maintenance items, such as oil, antifreeze, transmission, brake and power steering fluids, engine additives, protectants and waxes; and accessories, such as car stereos and floor mats. The Company carries parts for domestic and foreign cars, vans and light trucks. The Company also has a commercial sales program which provides commercial credit and prompt delivery of parts and other products to local repair garages, dealers and service stations. This program was offered in 1,265 of the Company's stores at August 30, 1997. AutoZone does not perform automotive repairs or installations.

    AutoZone is dedicated to a marketing and merchandising strategy to provide customers with superior service, value and parts selection at conveniently located, well-designed stores. The Company has implemented this strategy primarily with knowledgeable and motivated store personnel trained to emphasize prompt and courteous customer service, through an everyday low price policy and by maintaining an extensive product line with an emphasis on automotive hard parts. AutoZone's stores are generally situated in high-visibility locations and provide a distinctive merchandise presentation in an attractive store environment.

    At August 30, 1997, AutoZone had stores in the following 32 states:

Alabama..........         77
Arizona..........         64
Arkansas.........         39
California.......          8
Colorado.........         32
Florida..........         82
Georgia..........         96
Illinois.........         56
Indiana..........         85
Iowa.............         10
Kansas...........         31
Kentucky.........         48
Louisiana........         70
Maryland.........          1
Michigan.........         27
Mississippi......         61
Missouri.........         72
Nevada...........          1
New Mexico.......         23
New York.........         11
North Carolina...         87
Ohio.............        166
Oklahoma.........         60
Pennsylvania.....         28
South Carolina...         49
Tennessee........        106
Texas............        264
Utah.............         19
Virginia.........         34
West Virginia....         13
Wisconsin........          5
Wyoming..........          3
                   ---------
Total............      1,728

MARKETING AND MERCHANDISING STRATEGY

    AutoZone's marketing and merchandising strategy is to provide customers with
superior  service,   value  and   parts  selection   at  conveniently   located,
well-designed stores. Key elements of this strategy are as follows:

  CUSTOMER SERVICE

    The Company believes that D-I-Y consumers place a significant value on customer service. As a result, the Company emphasizes customer service as the most important element in its marketing and merchandising strategy. The Company attempts to promote a corporate culture which "always puts customers first" and emphasizes knowledgeable and courteous service. To do so, the Company employs parts personnel with technical expertise to advise customers regarding the correct part type and application, utilizes a wide range of training methods to educate and motivate its store personnel, and provides store personnel with significant opportunities for promotion and incentive compensation. Customer service is enhanced by electronic parts catalogs which assist in the selection of parts; free testing of starters, alternators, batteries and sensors and actuators; and liberal return and warranty policies. AutoZone also has a satellite system for all its stores which, among other things, enables the Company to speed up credit card and check approval processes and locate parts at neighboring

AutoZone stores. AutoZone stores generally open at 8 a.m. and close between 8 and 10 p.m. (with some open to midnight) Monday through Saturday and typically open at 9 a.m. and close between 6 and 7 p.m. on Sunday.

    During fiscal 1997, the Company discontinued the operations of the Memphis and Houston call centers and offered to transfer all call center employees to stores in the Memphis and Houston area. The Company anticipates that the discontinuation of the call center operations will result in ongoing savings to the Company.

    Alldata Corporation, a wholly owned subsidiary of AutoZone, has developed a database system that provides comprehensive and up-to-date automotive diagnostic, service and repair information which it markets to professional repair shops.

  PRODUCT SELECTION

    The Company offers a wide selection of automotive parts and other products designed to cover a broad range of specific vehicle applications. AutoZone's stores generally carry between 17,000 and 20,000 stock keeping units ("SKUs"). Each AutoZone store carries the same basic product line with some regional and local differences based on climate, demographics and age and type of vehicle registration. The Company's "flexogram" program enables the Company to tailor its hard parts inventory to the makes and models of the automobiles in each store's trade area. In addition to brand name products, the Company sells a number of products, including batteries and engines, under the "AutoZone" and "Duralast" names and a selection of automotive hard parts, including starters, alternators, water pumps, brakes and filters under its private label names. In addition to products stocked in stores, the Company offers a range of products, consisting principally of automotive hard parts, through its Express Parts program. The Express Parts program provides air-freight delivery of lower turnover products to AutoZone's stores.

  PRICING

    The Company employs an everyday low price strategy and attempts to be the price leader in hard parts categories. Management believes that its prices overall compare favorably to those of its competitors.

  COMMERCIAL SALES PROGRAM

    The Company's commercial sales program provides credit and prompt delivery of parts and other products to local repair garages, dealers and service stations. At August 30, 1997, this program was offered in 1,265 of the Company's stores. Commercial customers generally pay the same everyday low prices for parts and other products as paid by the Company's D-I-Y customers.

  STORE DESIGN AND VISUAL MERCHANDISING

    AutoZone seeks to design and build stores with a high visual impact. AutoZone stores are designed to have an industrial "high tech" appearance by utilizing colorful exterior signage, exposed beams and ductwork, and brightly lighted interiors. Merchandise in stores is attractively displayed, typically utilizing diagonally placed gondolas for maintenance and accessory products as well as specialized shelving for batteries and, in many stores, oil products. The Company employs a uniform ("planogrammed") store layout system to promote consistent merchandise presentation in all of its stores. In-store signage and special displays are used extensively to aid customers in locating merchandise and promoting products.

STORE DEVELOPMENT AND EXPANSION STRATEGY

    The following table sets forth the Company's store development activities during the past five fiscal years:

                                                                                       FISCAL YEAR
                                                                ---------------------------------------------------------
                                                                   1993         1994        1995       1996       1997
                                                                -----------  -----------  ---------  ---------  ---------
Beginning Stores..............................................         678          783         933      1,143      1,423
New Stores....................................................         107          151         210        280        308
Replaced Stores(1)............................................          20           20          29         31         17
Closed Stores(1)..............................................         (22)         (21)        (29)       (31)       (20)
                                                                       ---          ---   ---------  ---------  ---------
Ending Stores.................................................         783          933       1,143      1,423      1,728
                                                                       ---          ---   ---------  ---------  ---------
                                                                       ---          ---   ---------  ---------  ---------

    ----------------

    (1) Replaced stores are either relocations or conversions of existing smaller stores to larger formats. Closed stores include replaced stores.

    The Company opened 305 net new stores in fiscal 1997, representing an increase in total square footage from fiscal 1996 of approximately 23%, and had 52 stores under construction at the end of fiscal 1997. The Company plans to open approximately 350 stores in fiscal 1998, representing an increase in total store square footage of approximately 22% as compared with fiscal 1997.

    The Company believes that expansion opportunities exist both in markets which it does not currently serve and in markets in which it can achieve a larger presence. The Company attempts to obtain high visibility in sites in high traffic locations and undertakes substantial research prior to entering new markets. Key factors in selecting new site and market locations include population, demographics, vehicle profile and number and strength of competitors' stores. The Company generally seeks to open new stores within or contiguous to existing market areas and attempts to cluster development in new urban markets in a relatively short period of time in order to achieve economies of scale in advertising and distribution costs. The Company may also expand its operations through acquisitions of existing stores from third parties. The Company regularly evaluates potential acquisition candidates in new as well as existing market areas.

    AutoZone's net sales have grown significantly in the past several years, increasing from $1,217 million in fiscal 1993 to $2,691 million in fiscal 1997. The continued growth and financial performance of the Company will be dependent, in large part, upon management's ability to open new stores on a profitable basis in existing and new markets and also upon its ability to continue to increase sales in existing stores. There can be no assurance that the Company will continue to be able to open and operate new stores on a timely and profitable basis or will continue to attain increases in comparable store sales.

STORE OPERATIONS

  STORE FORMATS

    Substantially all of AutoZone's stores are based on standard store formats resulting in generally consistent appearance, merchandising and product mix. Although the smaller store formats were generally used by the Company for its earlier stores, the Company has increasingly used larger format stores, starting with its 8,100 square foot store introduced in 1987, its 6,600 square foot store introduced in 1991 and its 7,700 square foot store introduced in 1993. In fiscal 1998, the 6,600 square foot and larger store formats are expected to account for more than 85% of new and replacement stores. Total store space as of August 30, 1997 was as follows:

                                                                                          TOTAL STORE
STORE FORMAT                                                       NUMBER OF STORES    SQUARE FOOTAGE(1)
----------------------------------------------------------------  -------------------  ------------------
8,100 sq. ft....................................................             230              1,863,000
7,700 sq. ft....................................................             415              3,195,500
6,600 sq. ft....................................................             610              4,026,000
5,400 sq. ft....................................................             453              2,446,200
4,000 sq. ft....................................................              20                 80,000
                                                                           -----       ------------------
    Total.......................................................           1,728             11,610,700
                                                                           -----       ------------------
                                                                           -----       ------------------

    ----------------

    (1) Total store square footage is based on the Company's standard store formats, including normal selling, office, stockroom and receiving space, but excluding excess space not utilized in a store's operations.

    Approximately 85% to 90% of each store is selling space, of which approximately 30% to 40% is dedicated to automotive parts inventory. The parts inventory area is fronted by a counter staffed by knowledgeable parts personnel and equipped with proprietary electronic parts catalogs. The remaining selling space contains gondolas for accessories, maintenance items, including oil and air filters, additives and waxes, and other parts together with specifically designed shelving for batteries and, in many stores, oil products.

    Approximately three quarters of the Company's stores are freestanding, with the balance principally located within strip shopping centers. Freestanding large format stores typically have parking for approximately 45 to 50 cars on a lot of approximately 3/4 to one acre. The Company's 5,400 and 4,000 square foot stores typically have parking for approximately 25 to 40 cars and are usually located on a lot of approximately 1/2 to 3/4 acre.

  STORE PERSONNEL AND TRAINING

    While subject to fluctuation based on seasonal volumes and actual store sales, the 4,000, 5,400 and 6,600 square foot stores typically employ 8 to 20 persons, including a manager and an assistant manager, and the larger stores typically employ 9 to 21 persons. The Company generally hires personnel with prior automotive experience. Although the Company relies primarily on on-the-job training, it also provides formal training programs, which include regular store meetings on specific sales and product issues, standardized training manuals and a specialist program under which store personnel can obtain Company certification in one of several areas of technical expertise. The Company supplements training with frequent store visits by management.

    The Company provides financial incentives to store managers through an incentive compensation program and through participation in the Company's stock option plan. In addition, AutoZone's growth has provided opportunities for the promotion of qualified employees. Management believes these opportunities are an important factor in AutoZone's ability to attract, motivate and retain quality personnel.

    The Company supervises store operations primarily through approximately 286 area advisors who report to one of 33 district managers, who, in turn, report to one of seven regional managers, as of August 30, 1997. Purchasing, merchandising, advertising, accounting, cash management, store development, systems technology and support and other store support functions are centralized in the Company's store support center in Memphis, Tennessee. The Company believes that such centralization enhances consistent execution of the Company's merchandising and marketing strategy at the store level.

  STORE AUTOMATION

    In order to assist store personnel in providing a high level of customer service, all stores have proprietary electronic parts catalogs that provide parts information based on the make, model and year of an automobile. The catalog display screens are placed on the hard parts inventory counter so that both employees and customers can view the screen. In addition, the Company's satellite system enables the Company to speed up credit card and check approval processes and locate parts at neighboring AutoZone stores.

    All stores utilize the Company's computerized Store Management System, which includes optical character recognition, scanning and point-of-sale data collection terminals. The Store Management System provides productivity benefits, including lower administrative requirements and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. The Company believes the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures.

PURCHASING AND DISTRIBUTION

    Merchandise is selected and purchased for all stores at the Company's store support center in Memphis. No one class of product accounts for as much as 10% of the Company's total sales. In fiscal 1997, the Company purchased products from approximately 300 suppliers and no single supplier accounted for more than 7% of the Company's total purchases. During fiscal 1997, the Company's ten largest suppliers accounted for approximately 33% of the Company's purchases. The Company generally has few long-term contracts for the purchase of merchandise. Management believes that AutoZone's relationships with suppliers are excellent. Management also believes that alternative sources of supply exist, at similar cost, for substantially all types of product sold.

    Substantially all of the Company's merchandise is shipped by vendors to the Company's distribution centers. Orders are typically placed by stores on a weekly basis with orders shipped from the warehouse in trucks operated by the Company on the following day.

COMPETITION

    The Company competes principally in the D-I-Y and, more recently, the commercial automotive aftermarket. Although the number of competitors and the level of competition experienced by AutoZone's stores vary by market area, the automotive aftermarket is highly fragmented and generally very competitive. The Company believes that the largest share of the automotive aftermarket is held by independently owned jobber stores which, while principally selling to wholesale accounts, have significant D-I-Y sales. The Company also competes with other automotive specialty retailing chains and, in certain product categories, such as oil and filters, with discount and general merchandise stores. The principal competitive factors which affect the Company's business are store location, customer service, product selection and quality and price. While AutoZone believes that it competes effectively in its various geographic areas, certain of its competitors have substantial resources or have been operating longer in particular geographic areas.

TRADEMARKS

    The Company has registered several service marks and trademarks in the United States Patent and Trademark office, including its service mark "AutoZone" and its trademarks "AutoZone", "Duralast", "Valucraft", "Ultra Spark", "Deutsch", "Albany" and "Alldata". The Company believes that the "AutoZone" service mark and trademarks have become an important component in its merchandising and marketing strategy.

EMPLOYEES

    As of August 30, 1997, the Company employed approximately 28,700 persons, approximately 20,000 of whom were employed full-time. Approximately 86% of the Company's employees were employed in stores or in direct field supervision, approximately 7% in distribution centers and approximately 7% in store support functions.

    The Company's employees currently are not members of any unions. The Company has never experienced any material labor disruption. Management believes that its labor relations are generally good.

PROPERTIES

    The following table sets forth certain information concerning AutoZone's principal properties:

                                                                   SQUARE     NATURE OF
     LOCATION                        PRIMARY USE                   FOOTAGE    OCCUPANCY
-------------------  -------------------------------------------  ---------  -----------
Memphis, TN          Store Support Center                           360,000     Owned
Lavonia, GA          Distribution Center                            421,700     Owned
Lexington, TN        Distribution Center                            341,000     Owned
Danville, IL         Distribution Center                            304,500     Owned
Memphis, TN          Express Parts and Fixture Warehouse            233,100    Leased
Lafayette, LA        Distribution Center                            464,000     Owned
San Antonio, TX      Distribution Center                            217,000     Owned
Phoenix, AZ          Distribution Center                            212,000     Owned
Zanesville, OH       Distribution Center                            550,000     Owned

    The lease of the Express Parts and Fixture warehouse in Memphis expires in March 2000. The Company also rents additional warehouse space, various district offices and training and other office facilities which are not material in the aggregate.

    At August 30, 1997, the Company leased 595 and owned 1,133 of its 1,728 store properties. Original lease terms generally range from five to 20 years with renewal options. Leases on 361 stores that are currently operating expire prior to the end of fiscal 2002; however, leases on 334 of such stores contain renewal options.

LEGAL PROCEEDINGS

    The Company was a defendant in a purported class action entitled "Jack Elliot and Greg Dobson, on behalf of themselves and all others similarly situated, vs. AutoZone, Inc. and AutoZone Stores, Inc." filed on or about May 9, 1997, in the Circuit Court for Roane County, Tennessee. AutoZone Stores, Inc. is a wholly owned subsidiary of AutoZone. In their complaint, which was similar to class action complaints filed against several other retailers of aftermarket automotive batteries, the plaintiffs alleged that the Company sold "old," "used" or "out of warranty" automotive batteries to customers as if the batteries were new, and purported to state causes of action for unfair or deceptive acts or practices, breaches of contract, breaches of the duty of good faith and fair dealing, intentional misrepresentation, fraudulent concealment, civil conspiracy and unjust enrichment. The plaintiffs were seeking an accounting of all moneys wrongfully received by the Company, compensatory and punitive damages, as well as plaintiffs' costs. On September 4, 1997, on the plaintiffs' motion, the court dismissed the case without prejudice.

    The Company is a defendant in a purported class action entitled "Joe C. Proffitt, Jr., on behalf of himself and all others similarly situated, vs. AutoZone, Inc., and AutoZone Stores, Inc.," filed in the Circuit Court for
Jefferson County, Tennessee, on or about October 17, 1997. Along with the complaint, the plaintiff filed a motion to conditionally certify a multistate class. In the complaint, which is similar to the class action complaint in the action "Elliott v. AutoZone, Inc." described above (and with substantially the same lawyers representing the plaintiff), and is similar to other class action complaints filed against several other retailers of aftermarket automotive batteries, the plaintiff alleged that the Company sold "old," "used" or "out of warranty" automotive batteries to customers as if the batteries were new, and purports to state causes of action for unfair or deceptive acts or practices, breach of contract, breach of duty of good faith and fair dealing, intentional misrepresentation, fraudulent concealment, civil conspiracy, and unjust enrichment. The plaintiffs are seeking an accounting of all moneys wrongfully received by the Company, compensatory and punitive damages, as well as plaintiffs' costs. The Company believes the claims are without merit and intends to vigorously defend this action.

    The Company is also a party to various claims and lawsuits arising in the ordinary course of business. The Company does not believe that such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on its results of operations or financial condition.

                                   MANAGEMENT

    The following table lists AutoZone's executive officers as of the date of this Prospectus. The title of each executive officer includes the words "Customer Satisfaction" which reflects AutoZone's commitment to customer service as part of its marketing and merchandising strategy. Officers are elected by and serve at the discretion of the Board of Directors.

                   NAME                         AGE                                 POSITION
------------------------------------------      ---      --------------------------------------------------------------
Johnston C. Adams, Jr. ...................          49   Chairman and Chief Executive Officer
                                                         Customer Satisfaction
Timothy D. Vargo..........................          46   President and Chief Operating Officer
                                                         Customer Satisfaction
Lawrence E. Evans.........................          53   Executive Vice President-Development
                                                         Customer Satisfaction
Robert J. Hunt............................          48   Executive Vice President-Finance
                                                         and Chief Financial Officer
                                                         Customer Satisfaction
Shawn P. McGhee...........................          34   Executive Vice President-Merchandising
                                                         Customer Satisfaction
Gerald E. Colley..........................          45   Senior Vice President-Stores
                                                         Customer Satisfaction
Harry L. Goldsmith........................          46   Senior Vice President, Secretary
                                                         and General Counsel
                                                         Customer Satisfaction
Anthony Dean Rose, Jr. ...................          37   Senior Vice President-Advertising
                                                         Customer Satisfaction
Stephen W. Valentine......................          35   Senior Vice President-Systems Technology and Support and Chief
                                                         Information Officer
                                                         Customer Satisfaction
David J. Wilhite..........................          35   Senior Vice President-Merchandising
                                                         Customer Satisfaction
Michael E. Butterick......................          46   Vice President-Controller
                                                         Customer Satisfaction
Andrew M. Clarkson........................          60   Chairman, Finance Committee
                                                         Customer Satisfaction

    The Company's Board of Directors consists of Mr. Adams, Mr. Vargo, Mr. Hunt, Mr. Clarkson, N. Gerry House, J.R. Hyde III, James F. Keegan, Michael W. Michelson, John E. Moll, George R. Roberts and Ronald A. Terry. Messrs. Michelson and Roberts are general partners of KKR. See "Principal and Selling Stockholders."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of AutoZone's outstanding Common Stock as of October 10, 1997, and as adjusted to reflect the sale of 10,166,000 shares by the Selling Stockholders in the offerings (assuming exercise in full of the over-allotment options), by (i) any person or group that has reported to the Company that such person or group is the beneficial owner of more than five percent of the Company's Common Stock (including the Selling Stockholders) and (ii) all directors and executive officers of AutoZone as a group (including Mr. Hyde). Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them and the beneficial ownership is direct.

                                                        BENEFICIAL OWNERSHIP
                                                                AS OF                            BENEFICIAL OWNERSHIP
                                                         OCTOBER 10, 1997(1)        SHARES         AFTER OFFERING(1)
                                                      -------------------------     BEING      -------------------------
NAME OF BENEFICIAL OWNER                                 SHARES       PERCENT      OFFERED        SHARES       PERCENT
----------------------------------------------------  ------------  -----------  ------------  ------------  -----------
KKR Associates, L.P.(2).............................    19,908,488        13.1%     8,169,458    11,739,030         7.8%
J.R. Hyde, III(3)...................................    12,319,846         8.1%     1,996,542    10,323,304         6.8%
The Equitable Companies, Inc.(4)....................    13,224,725         8.7%       --         13,224,725         8.7%
FMR Corp.(5)........................................     9,023,490         6.0%       --          9,023,490         6.0%
Michael W. Michelson(2).............................    19,908,488        13.1%     8,169,458    11,739,030         7.8%
George R. Roberts(2)................................    19,908,488        13.1%     8,169,458    11,739,030         7.8%
All directors and executive officers as a group
  including Mr. Hyde (19 persons)(6)................    13,927,837         9.2%     1,996,542    11,931,295         7.9%

-------------

(1) For purposes of this table, "beneficial ownership" includes any shares which such person has the right to acquire within 60 days of October 10, 1997. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding in computing the percentage ownership of any other person.

(2) Includes (i) 10,227,594 shares (6.8%) owned of record by the KKR Partnerships, of which KKR Associates is the sole general partner and as to which it possesses sole voting and investment power, and (ii) 9,680,894 shares (6.3%) owned by KKR Associates. Two of the Company's directors (Messrs. Michelson and Roberts), as well as Edward A. Gilhuly, Perry Golkin, James H. Greene, Jr., Henry R. Kravis, Robert I. MacDonnell, Paul E. Raether, Clifton S. Robbins, Scott M. Stuart and Michael T. Tokarz, are general partners of KKR Associates, a limited partnership. As general partners of KKR Associates, such persons may be deemed to share beneficial ownership of the shares of Common Stock owned by KKR Associates. Such persons disclaim beneficial ownership of such shares (except for the shares allocated to the account of any general partner). Messrs. Michelson and Roberts, as general partners of KKR Associates, have 434,372 and 2,576,511 shares, respectively, allocated to the accounts of such persons, and accordingly, beneficially own such allocated shares. Not included in the number of shares listed are 120,000 shares held in an irrevocable trust created by Mr. Roberts for the benefit of Mr. Roberts' children with respect to which Messrs. Kravis and Michelson serve as trustees (the "Roberts Trust"), 120,000 shares held in an irrevocable trust created by Mr. Kravis for the benefit of his children with respect to which Mr. Kravis' wife serves as trustee, 120,000 shares held in an irrevocable trust created by Mr. MacDonnell for the benefit of Mr. MacDonnell's children with respect to which Mr. Roberts serves as trustee (the "MacDonnell Trust"), 140,000 shares held in trust for the family of Mr. Raether and for which Mr. Raether's spouse acts as co-trustee, 20,000 shares held in trust for the family of Mr. Gilhuly and for which Mr. Gilhuly acts as co-trustee, 2,000 shares owned by Mr. Golkin, 40,000 shares owned jointly by Mr. Greene and his wife and 40,000 shares owned by Mr. Tokarz. Messrs. Michelson and Roberts disclaim beneficial ownership of the shares held in the Roberts Trust, and Mr. Roberts also disclaims beneficial ownership of the shares held in the MacDonnell Trust. The address of KKR Associates is 9 West 57th Street, New York, New York 10019.

(3) Includes 570,000 shares which are held in trusts for which Mr. Hyde is a trustee, and 885,000 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and over which he shares investment power. Does not include 2,000 shares owned by Mr. Hyde's spouse. The address of Mr. Hyde is 123 South Front Street, Memphis, Tennessee 38103.

(4) All information regarding The Equitable Companies, Inc. ("Equitable") is based upon the Schedule 13G dated February 14, 1997, filed jointly by Equitable, on behalf of itself and its subsidiaries; AXA which beneficially owns a majority interest in Equitable, and the Mutuelles AXA, as a group which beneficially own a majority interest in AXA. The shares are held by Equitable, AXA or Mutuelles AXA either directly or through one or more direct or indirect subsidiaries or affiliates, and of which Equitable, AXA, Mutuelles AXA or their subsidiaries or affiliates will be deemed to have sole power to vote or to direct the vote for 12,820,225 shares, deemed to share power to vote or to direct the vote for 320,100 shares, deemed to have sole power to dispose or to direct the disposition of 13,125,425 shares and deemed to share power to dispose or to direct the disposition of 9,300 shares. The address of Equitable is 787 Seventh Avenue, New York, New York 10019.

(5) All information regarding FMR Corp. is based upon the Schedule 13G dated February 14, 1997, which is filed on behalf of FMR Corp. and its subsidiaries and affiliates. FMR Corp. has the sole power to vote or direct the vote for 601,040 shares and sole power to dispose or to direct the disposition of 9,023,490 shares. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(6) Other than as set forth in relation to KKR Associates and excluding any shares allocated to Messrs. Michelson and Roberts.

    The KKR Partnerships are Pittco Associates, L.P., Pittco Associates II, L.P., and KKR Partners II, L.P. Each of the KKR Partnerships is a Delaware limited partnership, the general partner of which is KKR Associates. The KKR Partnerships own of record an aggregate of 10,227,594 shares of Common Stock, representing approximately 6.8% of the outstanding Common Stock. These shares of Common Stock consist of the 8,169,458 shares offered hereby (including 803,606 shares offered in the over-allotment option) and approximately 2,058,136 of additional shares of Common Stock which are to be distributed to KKR Associates, as discussed below. In addition to the shares held by the KKR Partnerships, KKR Associates owns of record 9,680,894 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock.

    The term of Pittco Associates, L.P. and Pittco Associates II, L.P. expired on December 31, 1996 in accordance with the terms of the Limited Partnership Agreements. The terminated KKR Partnerships continue to be in existence for a winding-up period after such date. The Limited Partnership Agreements provide that, in connection with the dissolution and winding up of the KKR Partnerships, KKR Associates has the sole discretion regarding the disposition of the Common Stock owned by the KKR Partnerships, including public or private sales of such Common Stock, the distribution of such Common Stock to the limited partners of the KKR Partnerships or a combination of the foregoing. In addition, pursuant to the Limited Partnership Agreements, the KKR Partnerships will distribute to KKR Associates for its own account, concurrently with any sales of shares owned by the Selling Stockholders, cash and/or shares of Common Stock that together have a fair market value equal to approximately 20% of the profits realized with respect to the shares sold and distributed. After giving effect to the sale of all of the shares offered hereby, the assumed exercise in full of the over-allotment options and the distribution of shares to KKR Associates in connection therewith, the KKR Partnerships will not own any shares of Common Stock, and KKR Associates will own approximately 11,739,030 shares of Common Stock, representing approximately 7.8% of the outstanding shares of Common Stock. Messrs. Michelson and Roberts will have allocated to their accounts as general partners of KKR Associates approximately 516,697 and 3,064,845 shares, respectively, of such 11,739,030 shares owned by KKR Associates.

    After the offerings and assuming exercise in full of the over-allotment options, Mr. Hyde will own approximately 6.8% of the outstanding Common Stock.

    The Company, the Selling Stockholders and KKR Associates have agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company, except for the shares to be sold in the offerings, for a period of at least 60 days from the date of this Prospectus without the prior written consent of the U.S. Underwriters and the International Managers.

    No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    AutoZone is incorporated in the State of Nevada and pursuant to its Articles of Incorporation, as amended (the "Articles"), the authorized capital stock of AutoZone consists of 200,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, par value $.01 per share. At the close of business on October 10, 1997, AutoZone had outstanding 151,446,220 shares of Common Stock. There are no outstanding shares of Preferred Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote for each share owned of record on matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders, except that, subject to certain limited exceptions, under Nevada law any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding Common Stock. In the event of a liquidation, dissolution or winding-up of AutoZone, the holders of Common Stock are entitled to share equally and ratably in the assets of AutoZone, if any, remaining after the payment of all debts and liabilities of AutoZone and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

    Holders of Common Stock are entitled to receive dividends if, as, and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to any dividend restrictions that may be contained in future credit facilities. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to such distribution, AutoZone would not be able to pay its debts as they become due in the usual course of business, or AutoZone's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if AutoZone were to be dissolved at the time of distribution to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. AutoZone does not currently intend to pay dividends on shares of Common Stock. See "Dividend Policy."

    The Nevada Revised Statutes Chapter 78 (the "Nevada Code") contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. Under the Nevada Code, except under certain circumstances, business combinations with interested stockholders are not permitted for a period of three years following the date such stockholder becomes an interested stockholder. The Nevada Code defines an interested stockholder, generally, as a person who is the beneficial owner, directly or indirectly, of 10% of the outstanding shares of a Nevada corporation. In addition, the Nevada Code generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person," unless such voting rights are conferred by a majority vote of the disinterested stockholders. "Control shares" are those outstanding voting shares of an issuing corporation which an acquiring person and those persons acting in association with an acquiring person (i) acquire or offer to acquire in an acquisition of a controlling interest and (ii) acquire within ninety days immediately preceding the date when the acquiring person became an acquiring person. An "issuing corporation" is a corporation organized in Nevada which has two hundred or more stockholders, at least one hundred of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated corporation. The Nevada Code also permits directors to resist a change or potential change in control of the corporation if the directors determine that the change or potential change is opposed to or not in the best interest of the corporation. As a result, AutoZone's Board of Directors may have considerable discretion in considering and responding to unsolicited offers to purchase a controlling interest in AutoZone.

    The Common Stock is listed on the New York Stock Exchange.

    The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

    The Board of Directors of AutoZone is authorized, without further stockholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock and there are no plans, agreements, or understandings for the issuance of any shares of Preferred Stock.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For purposes of this discussion, the term "Non-U.S. Holder" is defined as any person or entity who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident fiduciary of a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY UNITED STATES STATE, LOCAL OR OTHER TAXING JURISDICTION.

    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

DIVIDENDS

    The Company does not currently intend to pay dividends on shares of Common Stock. See "Dividend Policy." In the event that dividends are paid on shares of Common Stock, except as described below, such dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has actual knowledge to the contrary) for purposes of the withholding discussed above, and, under United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently promulgated final United States Treasury regulations, which are generally effective with respect to payments made after December 31, 1998, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy applicable certification and other requirements which will include filing a Form W-8 containing the Non-U.S. Holder's name, address and a certification that such Holder is eligible for the benefits of such treaty under its Limitations on Benefits Article. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

    A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on any gain realized on a sale or other disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain United States expatriates. If an individual Non-U.S. Holder falls under clauses (ii) or
(iv) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls under clauses (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States source capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

    A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. While not free from doubt, the Company believes that it is currently a USRPHC; however, a Non-U.S. Holder would generally not be subject to tax or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

    If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-U.S. Holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-U.S. Holder of Common Stock will be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Common Stock were not treated as regularly traded and the Company does not provide certification that it is not (and has not been during a specified period) a USRPHC for United States federal income tax purposes, a Non-U.S. Holder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of Common Stock and will be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax will be either
(i) refunded to a Non-U.S. Holder if the Company is not a USRPHC for United States federal income tax purposes and such Non-U.S. Holder files an appropriate claim for refund with the Service, or (ii) creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

FEDERAL ESTATE TAXES

    An individual Non-U.S. Holder who (i) is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) at the time of his or her death and (ii) owns, or is treated as owning Common Stock at the time of his or her death or has made certain lifetime transfers of an interest in Common Stock, will be required to include the value of such Common Stock in his or her gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

    United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person) or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a foreign broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner in a Non-U.S. Holder and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation for United States federal income tax purposes, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

    The United States Department of Treasury recently promulgated final regulations regarding the withholding and information reporting rules applicable to Non-U.S. Holders (the "New Withholding Regulations"). In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but rather, unify current certification procedures and forms and clarify reliance standards. The New Withholding Regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules. NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE IMPACT, IF ANY, OF THE NEW WITHHOLDING REGULATIONS.

                                  UNDERWRITING

    Subject to the terms and conditions of the U.S. Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters has severally agreed to purchase from the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                             NUMBER OF
                                                                                             SHARES OF
                                                                                              COMMON
                                    U.S. UNDERWRITER                                           STOCK
-----------------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co. ....................................................................      1,466,560
Lehman Brothers Inc. ....................................................................      1,466,560
Donaldson, Lufkin & Jenrette Securities Corporation......................................      1,466,560
Furman Selz LLC .........................................................................      1,466,560
Morgan Stanley & Co. Incorporated .......................................................      1,466,560
                                                                                           -------------
          Total..........................................................................      7,332,800
                                                                                           -------------
                                                                                           -------------

    Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $0.60 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

    AutoZone and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement" with the underwriters of the international offering (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") providing for the concurrent offer and sale of 1,833,200 shares of Common Stock in an international offering outside the United States. The initial public offering price and aggregate underwriting discounts per share for the offerings will be identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representative of the International Underwriters is Goldman Sachs International.

    Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the offerings, each of the U.S. Underwriters named herein has agreed, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (a) offer, sell or deliver shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (i) any individual who is a resident of the United States or
(ii) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States, and (b) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Selling Stockholders have severally granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 800,000 additional shares of Common Stock, solely to cover over-allotments, if any. If the U.S. Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 9,166,000 shares of Common Stock offered hereby. The Selling Stockholders have granted the International Underwriters a similar option exercisable for up to an aggregate of 200,000 additional shares of Common Stock.

    Each U.S. Underwriter and International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the Financial Services Act 1986) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

    In connection with the offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock that they are required to purchase from the Selling Stockholders in the offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    Certain of the U.S. Underwriters and International Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates (including certain of the Selling Stockholders) for which such U.S. Underwriters and International Underwriters have received and will receive customary fees and commissions.

    The Company, the Selling Stockholders and KKR Associates have agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company, except for the shares to be sold in the offerings, for a period of at least 60 days from the date of this Prospectus without the prior written consent of the U.S. Underwriters and the International Underwriters.

    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

    Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for AutoZone and for the Selling Stockholders by Latham & Watkins, Los Angeles, California, and Schreck Morris, Las Vegas, Nevada. Certain partners of Latham & Watkins, members of their families, related persons and others own, and through the Selling Stockholders, have an indirect interest in, less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of shares which are indirectly held, some of which shares will be sold in the offerings. Certain legal matters in connection with the offerings will be passed upon for the U.S. Underwriters and the International Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Latham & Watkins and Simpson Thacher & Bartlett render legal services to KKR on a regular basis.

                                    EXPERTS

    The financial statements and related schedule of AutoZone as of August 30, 1997 and August 31, 1996 and for each year in the three-year period ended August 30, 1997, included or incorporated by reference in the Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                    DEDICATED TO THE MEMORY OF PAUL KINLOCH

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
Available Information.............................           3

Incorporation of Certain Documents by Reference...           3

The Company.......................................           4

Selected Financial Data...........................           5

Price Range of Common Stock.......................           6

Dividend Policy...................................           6

Capitalization....................................           7

Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............           8

Business..........................................          11

Management........................................          17

Principal and Selling Stockholders................          18

Description of Capital Stock......................          20

Certain United States Tax Consequences to
 Non-United States Holders........................          22

Underwriting......................................          25

Legal Matters.....................................          27

Experts...........................................          27

                                9,166,000 SHARES
                                 AUTOZONE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                              -------------------

                                     [LOGO]

                              -------------------

                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                  FURMAN SELZ

                           MORGAN STANLEY DEAN WITTER

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                                            REGISTRATION STATEMENT NO. 333-04087
                                                                  RULE 424(b)(4)
                                9,166,000 SHARES

                                      UVW

                                 AUTOZONE, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

    Of the 9,166,000 shares of Common Stock offered, 1,833,200 shares are being offered hereby in an international offering outside the United States and 7,332,800 shares are being offered in a concurrent offering in the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

    All of the shares of Common Stock offered hereby are being sold by Selling Stockholders of the Company. The Selling Stockholders consist of certain KKR Partnerships that are limited partnerships affiliated with Kohlberg Kravis Roberts & Co., L.P. and J.R. Hyde, III, a director of the Company. After the offerings, the KKR Partnerships will not own any shares of Common Stock, and Mr. Hyde and KKR Associates will own approximately 6.8% and 7.8%, respectively, of the outstanding shares of Common Stock (assuming exercise in full of the over-allotment options). See "The Company" and "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares offered hereby.

    The last reported sales price of the Common Stock, which is listed under the symbol "AZO", on the New York Stock Exchange on November 20, 1997 was $28 7/8 per share. See "Price Range of Common Stock".
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                         INITIAL PUBLIC             UNDERWRITING          PROCEEDS TO SELLING
                         OFFERING PRICE              DISCOUNT(1)            STOCKHOLDERS(2)
                      ---------------------  ---------------------------  -------------------
Per Share...........         $28.50                     $1.00                   $27.50
Total(3)............      $261,231,000               $9,166,000              $252,065,000

--------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $400,000 payable by the Selling Stockholders.

(3) The Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 200,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the U.S. Underwriters an option for 30 days to purchase up to an additional 800,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Stockholders will be $289,731,000, $10,166,000 and $279,565,000, respectively. See "Underwriting".

                             ---------------------

    The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about November 26, 1997 against payment therefor in immediately available funds.

GOLDMAN SACHS INTERNATIONAL

           LEHMAN BROTHERS

                      DONALDSON, LUFKIN & JENRETTE
                                  INTERNATIONAL

                                 FURMAN SELZ

                                            MORGAN STANLEY DEAN WITTER
                             ---------------------

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 1997.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

    Subject to the terms and conditions of the International Underwriting Agreement, the Selling Stockholders have severally agreed to sell to each of the International Underwriters named below, and each of such International Underwriters has severally agreed to purchase from the Selling Stockholders the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                                                                COMMON
                 INTERNATIONAL UNDERWRITER                       STOCK
------------------------------------------------------------  -----------
Goldman Sachs International.................................      366,640
Lehman Brothers International (Europe)......................      366,640
Donaldson, Lufkin & Jenrette International..................      366,640
Furman Selz LLC ............................................      366,640
Morgan Stanley & Co. International Limited..................      366,640
                                                              -----------
          Total.............................................    1,833,200
                                                              -----------
                                                              -----------

    Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $0.60 per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

    AutoZone and the Selling Stockholders have entered into an underwriting agreement ("U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 7,332,800 shares of Common Stock in an offering. The initial public offering price and aggregate underwriting discount per share for the offerings will be identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representative of the U.S. Underwriters is Goldman, Sachs & Co.

    Pursuant to an agreement between the U.S. and international underwriting syndicates (the "Agreement Between") relating to the offerings, each of the International Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will (a) not offer, sell or deliver shares of Common Stock, directly or indirectly, in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") or to U.S. persons, which term shall mean, for purposes of this paragraph: (i) any individual who is a resident of the United States or (ii) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States, and (b) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction. Each of the U.S. Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the U.S. offering, and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock offered, directly or indirectly, only in the United States and to U.S. persons.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

    The Selling Stockholders have severally granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 200,000 additional

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS] shares of Common Stock, solely to cover over-allotments, if any. If the International Underwriters exercise such over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 9,166,000 shares of Common Stock offered hereby. The Selling Stockholders have granted the U.S. Underwriters a similar option exercisable for up to an aggregate of 800,000 additional shares of Common Stock.

    Each U.S. Underwriter and International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the Financial Services Act 1986) relating to the shares of Common Stock if that person falls within Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

    In connection with the offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock that they are required to purchase from the Selling Stockholders in the offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    Certain of the U.S. Underwriters and International Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates (including certain of the Selling Stockholders) for which such U.S. Underwriters and International Underwriters have received and will receive customary fees and commissions.

    The Company, the Selling Stockholders and KKR Associates have agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of capital stock of the Company, except for the shares to be sold in the offerings, for a period of at least 60 days from the date of this Prospectus without the prior written consent of the U.S. Underwriters and the International Underwriters.

    The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

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                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
Available Information.............................           3
Incorporation of Certain Documents by Reference...           3
The Company.......................................           4
Selected Financial Data...........................           5
Price Range of Common Stock.......................           6
Dividend Policy...................................           6
Capitalization....................................           7
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..............           8
Business..........................................          11
Management........................................          17
Principal and Selling Stockholders................          18
Description of Capital Stock......................          20
Certain United States Tax Consequences to
 Non-United States Holders........................          22
Underwriting......................................          25
Legal Matters.....................................          27
Experts...........................................          27

                                9,166,000 SHARES

                                 AUTOZONE, INC.

                                  COMMON STOCK

                           (PAR VALUE $.01 PER SHARE)

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                                      XYZ
                                      ---

                          GOLDMAN SACHS INTERNATIONAL

                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                                 INTERNATIONAL

                                  FURMAN SELZ

                           MORGAN STANLEY DEAN WITTER

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